Exhibit 16(c)(iii)

– Preliminary Working Draft Subject to Material Revision – March 26, 2024 Special Committee Discussion Materials Project Pacific

1 – Preliminary Working Draft Subject to Material Revision – Disclaimer This presentation has been prepared by Centerview Partners LLC (“Centerview”) for use solely by the Special Committee of Board of Directors of Squarespace, Inc. (“Squarespace” of the “Company”) in connection with its evaluation of a proposed strategic alternatives for Squarespace and for no other purpose. The information contained herein is based upon information supplied by or on behalf of Squarespace and publicly available information, and portions of the information contained herein may be based upon statements, estimates and forecasts provided by Squarespace. Centerview has relied upon the accuracy and completeness of the foregoing information, and has not assumed any responsibility for any independent verification of such information or for any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Squarespace or any other entity, or concerning the solvency or fair value of Squarespace or any other entity. The financial analysis in this presentation is complex and is not necessarily susceptible to a partial analysis or summary description. In performing this financial analysis, Centerview has considered the results of its analysis as a whole and did not necessarily attribute a particular weight to any particular portion of the analysis considered. Furthermore, selecting any portion of Centerview’s analysis, without considering the analysis as a whole, would create an incomplete view of the process underlying its financial analysis. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analysis described above should not be taken to be Centerview’s view of the actual value of Squarespace. These materials and the information contained herein are confidential, were not prepared with a view toward public disclosure, and may not be disclosed publicly or made available to third parties without the prior written consent of Centerview. These materials and any other advice, written or oral, rendered by Centerview are intended solely for the benefit and use of the Board of Directors of Squarespace (in its capacity as such) in its consideration of the proposed transaction, and are not for the benefit of, and do not convey any rights or remedies for any holder of securities of Squarespace or any other person. Centerview will not be responsible for and has not provided any tax, accounting, actuarial, legal or other specialist advice. These materials are not intended to provide the sole basis for evaluating the proposed transaction, and this presentation does not represent a fairness opinion, recommendation, valuation or opinion of any kind, and is necessarily incomplete and should be viewed solely in conjunction with the oral presentation provided by Centerview.

2 – Preliminary Working Draft Subject to Material Revision – ▪ “Do no harm” – Seek to maintain confidentiality – Minimize all controllable risks • Timing/market risk • Leak risk • Buyer behavioral risk • Contractual risk • Closing risk ▪ Optimize outcome – Create a framework for fact-based decision-making – Ensure process completeness while avoiding diminishing returns Guiding Principles Success pivots not just on the result, but on the quality of the process undertaken to get there

3 – Preliminary Working Draft Subject to Material Revision – Potentially Viable Transaction Partners – Sponsors Firm Fund Size ($bn) Key Contact Name Firm Fund Size ($bn) Key Contact Name $24bn $25bn $24bn $20bn $20bn Eric Wei Tarim Wasim Tara Gadgil Michael Fosnaugh Martin Brand $19bn John Park $14bn Prashant Mehrotra $19bn Joe Osnoss $17bn Chandler Reedy $15bn Usama Cortas $14bn Ezra Perlman $12bn Dave Humphrey $12bn Nehal Raj $14bn Gregg Lemkau $10bn Daniel Berglund Note: Dollars approximate for current fund. $18bn David Erlong

4 – Preliminary Working Draft Subject to Material Revision – Potentially Viable Transaction Partners – Strategics Source: Company filings, Wall Street research and FactSet as of March 21, 2024. Note: Adj. EBITDA unburdened by stock-based compensation expense. (1) Assumes all-cash, 100% debt-funded acquisition at Phoenix offer price of $40.50 per share. Balance sheet data as of December 31, 2023. Company Mkt. Cap. / Ent. Val. ($bn) EV / NTM Adj. EBITDA LTM Net Leverage CY’23 – ‘25E Rev. CAGR CY’24E Adj. EBITDA Mgn. PF LTM Net Lev. (All-cash Acq.)(1) PF Incr. LTM Net Lev. Per $1 Offer Price Incr. $235 / $232 $189 / $193 $103 / $98 $18 / $21 21.0x 27.5x 67.6x 15.7x 11.1% 12.3% 20.2% 6.7% 49.8% 40.3% 15.6% 29.0% (0.3x) 0.7x (4.4x) 2.9x 0.3x 1.7x 1.9x 6.8x <0.1x <0.1x +0.1x +0.1x Would Need Equity $55 / $53 19.0x 12.7% 10.6% (0.9x) 2.1x +0.1x